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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                       AMERICAN NATIONAL CAN GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                       REXAM ACQUISITION SUBSIDIARY INC.
                                   REXAM PLC
                      (NAMES OF FILING PERSONS (OFFERORS))

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                   027714104
                     (Cusip Number of Class of Securities)
                              FRANK C. BROWN, ESQ.
                                   REXAM INC.
                        4201 CONGRESS STREET, SUITE 340
                              CHARLOTTE, NC 28209
                           Telephone: (704) 551-1520
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                   COPIES TO:

                         Robert I. Townsend, III, Esq.
                              Faiza J. Saeed, Esq.
                             Cravath Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                 $990,000,000                                       $198,000

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 55,000,000 shares of common stock of American National Can Group, Inc. at the tender offer price of $18 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:......................  N/A
Form or Registration No.:....................  N/A
Filing Party:................................  N/A
Date Filed:..................................  N/A

/ / CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
/ / ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
/ / GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
/ / AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Rexam Acquisition Subsidiary Inc., a Delaware corporation (the "Purchaser") and a wholly owned indirect subsidiary of Rexam PLC, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American National Can Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $18 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (c) (3) and (4) During the last five years, none of the Purchaser, Parent, Rexam Holding Company, a Delaware corporation, Rexam Inc., a Delaware corporation, and Rexam Overseas Holdings Limited, a limited company organized under the laws of England and Wales, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) (2) Reference is made to the amendments to employment agreements between the Company and certain of its executive officers, copies of which are filed as Exhibits (d)(4) through (d)(10) hereto, respectively, which are incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The Credit Agreement between Parent and the other parties named therein dated as of April 3, 2000, a copy of which is filed as Exhibit (b) to this Schedule TO, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)               Offer to Purchase dated April 10, 2000.
(a)(1)(B)               Letter of Transmittal.
(a)(1)(C)               Notice of Guaranteed Delivery.
(a)(1)(D)               Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.
(a)(1)(E)               Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.
(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.
(a)(1)(G)               Joint Press Release issued by Parent and the Company on
                        April 3, 2000.

(a)(1)(H)               Summary Advertisement published April 10, 2000.
(b)                     Credit Agreement dated as of April 3, 2000, between Parent, as borrower, and the Arrangers, Agent and banks named
                        therein.
(d)(1)                  Agreement and Plan of Merger dated as of March 31, 2000,
                        among Parent, Purchaser and the Company.
(d)(2)                  Stockholders Agreement dated as of March 31, 2000, between
                        Parent and Pechiney.
(d)(3)                  Confidentiality Agreement dated March 10, 2000, between
                        Parent and the Company.
(d)(4)                  First Amendment to Agreement dated as of March 31, 2000,
                        between the Company, American National Can Company and Allan
                        Bohner (incorporated by reference to Exhibit (e)(4) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
(d)(5)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Curtis J. Clawson
                        (incorporated by reference to Exhibit (e)(5) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
(d)(6)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Edward A. Lapekas
                        (incorporated by reference to Exhibit (e)(6) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
(d)(7)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Michael D.
                        Herdman (incorporated by reference to Exhibit (e)(7) of the
                        Company filed on April 10, 2000).
(d)(8)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Dennis R.
                        Bankowski (incorporated by reference to Exhibit (e)(8) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
(d)(9)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Alan A.
                        Schumacher (incorporated by reference to Exhibit (e)(9) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
(d)(10)                 First Amendment to Agreement dated as of March 31, 2000
                        between the Company, American National Can Company and
                        William H. Francois (incorporated by reference to Exhibit
                        (e)(10) to Schedule 14D-9 of the Company filed on April 10,
                        2000).
(g)                     Not applicable.
(h)                     Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REXAM ACQUISITION SUBSIDIARY INC.

                                        By: /s/ FRANK C. BROWN
                                        ----------------------------------------

  Name: Frank C. Brown
  Title: President

                                        REXAM PLC

                                        By: /s/ DAVID GIBSON
                                        ----------------------------------------

  Name: David Gibson
  Title: Company Secretary

Dated: April 10, 2000

                               INDEX TO EXHIBITS

   EXHIBIT NUMBER                                 DOCUMENT
---------------------                             --------
(a)(1)(A)               Offer to Purchase dated April 10, 2000.
(a)(1)(B)               Letter of Transmittal.
(a)(1)(C)               Notice of Guaranteed Delivery.
(a)(1)(D)               Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.
(a)(1)(E)               Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.
(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.
(a)(1)(G)               Joint Press Release issued by Parent and the Company on
                        April 3, 2000.
(a)(1)(H)               Summary Advertisement published April 10, 2000.
(b)                     Credit Agreement dated as of April 3, 2000, between Parent, as borrower, and the Arrangers, Agent and banks named
                        therein.
(d)(1)                  Agreement and Plan of Merger dated as of March 31, 2000,
                        among Parent, Purchaser and the Company.
(d)(2)                  Stockholders Agreement dated as of March 31, 2000, between
                        Parent and Pechiney.
(d)(3)                  Confidentiality Agreement dated March 10, 2000, between
                        Parent and the Company.
(d)(4)                  First Amendment to Agreement dated as of March 31, 2000,
                        between the Company, American National Can Company and Allan
                        Bohner (incorporated by reference to Exhibit (e)(4) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
(d)(5)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Curtis J. Clawson
                        (incorporated by reference to Exhibit (e)(5) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
(d)(6)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Edward A. Lapekas
                        (incorporated by reference to Exhibit (e)(6) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
(d)(7)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Michael D.
                        Herdman (incorporated by reference to Exhibit (e)(7) of the
                        Company filed on April 10, 2000).
(d)(8)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Dennis R.
                        Bankowski (incorporated by reference to Exhibit (e)(8) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
(d)(9)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Alan A.
                        Schumacher (incorporated by reference to Exhibit (e)(9) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
(d)(10)                 First Amendment to Agreement dated as of March 31, 2000
                        between the Company, American National Can Company, and
                        William H. Francois (incorporated by reference to Exhibit
                        (e)(10) to Schedule 14D-9 of the Company filed on April 10,
                        2000).
(g)                     Not applicable.
(h)                     Not applicable.